Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG to propose resolution for ordinary capital increase to the Annual General Meeting

Leverkusen, Germany, April 16, 2020 – The Annual General Meeting of Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) shall be held on May 28, 2020. Today, the Company has decided to propose to the Annual General Meeting a resolution for an ordinary capital increase. This proposed resolution includes but is not limited to the following contents:

●	The Company’s share capital shall be increased by up to EUR 8,969,870 by issuing up to 8,969,870 new registered no-par value shares, each with a notional interest in the share capital of EUR 1.00 (“New Shares”), against cash contributions.
●	The subscription right will be granted to the shareholders indirectly based on a 5:1 ratio and at a subscription price to be determined.
●	The subscription price will be dutifully determined by a resolution of the Management Board (Vorstand) with the approval of the Supervisory Board (Aufsichtsrat), taking into account market conditions, however, it must not be lower than the minimum amount pursuant to Section 9 (1) of the German Stock Corporation Act (AktG).

Further details will be published in the convocation of the Annual General Meeting, which will be published in the Federal Gazette.

The proceeds from the capital increase will be used to continue financing clinical studies for the further development of Ameluz®, for sales and marketing expenses of Ameluz® particularly in the US and to cover costs of the current business operations.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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